Press Information

November 28, 2017

Royal Philips sells 17.1 million shares in Philips Lighting for total proceeds of EUR 547 million

Amsterdam, the Netherlands — Today, Koninklijke Philips N.V. (“Royal Philips”) announces that it has successfully completed the accelerated bookbuild offering to institutional investors of 17.1 million shares in Philips Lighting N.V. (“Philips Lighting”) at a price of EUR 32 per share (the “Offering”), realizing total proceeds of approximately EUR 547 million. This transaction reduces Royal Philips’ stake in Philips Lighting’s issued share capital from 40.97% to 29.01%.

As part of this transaction, Philips Lighting will repurchase 2.8 million shares in the Offering and intends to cancel these shares. After cancellation of the 2.8 million shares that Philips Lighting has acquired in the Offering, Royal Philips’ shareholding in Philips Lighting is expected to represent 29.59% of Philips Lighting’s issued share capital. Philips Lighting will not receive any proceeds from the Offering.

The transaction is expected to settle on Friday December 1, 2017. Royal Philips has agreed to a lock-up in respect of its remaining stake in Philips Lighting being the earlier of (i) 60 days or (ii) the date of publication of Philips Lighting’s full year 2017 results (subject to limited exceptions and the Joint Bookrunners’ right to waive the lock-up restrictions).

The transaction is in line with Royal Philips’ stated objective to fully sell down its stake in Philips Lighting over the next years.

Following the transaction, Royal Philips will no longer have control over Philips Lighting and will cease to consolidate Philips Lighting under International Financial Reporting Standards (IFRS). Philips Lighting is expected to be presented as investment included in ‘Assets classified as held for sale’ in the financial statements of Royal Philips as from end November 2017.

As Royal Philips’ shareholding in Philips Lighting now falls below 30%, Frans van Houten will step down from the Supervisory Board effective per the end of this year, in accordance with the Relationship Agreement between Philips Lighting and Royal Philips. Abhijit Bhattacharya will remain as Royal Philips nominee on the Supervisory Board of Philips Lighting.

Goldman Sachs International, Merrill Lynch International, Rabobank (in cooperation with Kepler Cheuvreux) and UBS Limited acted as Joint Bookrunners for the transaction. Rothschild acted as financial adviser to Royal Philips in connection with the transaction.

For further information, please contact:

Ben Zwirs
Philips Group Press Office
Tel: +31 6 15213446
Email: ben.zwirs@philips.com

Ksenija Gonciarenko
Philips Investor Relations
Tel: +31 6 31914905
Email: ksenija.gonciarenko@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2016 sales of EUR 17.4 billion and employs approximately 73,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Important Notice
This press release is not for publication or distribution, directly or indirectly, in or into the United States of America (including its territories and possessions, any state of the United States of America and the District of Columbia) (the “United States”). The distribution of this press release may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.

This press release is for information purposes only and does not constitute an offer or invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities or investment advice in any jurisdiction in which such an offer or solicitation is unlawful, including without limitation, the United States, Australia, Canada or Japan. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.

This press release does not constitute (i) a public offer of securities in the Netherlands, (ii) a prospectus within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) or (iii) an offer to acquire securities. No prospectus in accordance with the Prospectus Directive (as defined below), is required in respect of the Offering and no prospectus, offering circular or similar document will be prepared. Any investment decision in connection with the Offering must be made on the basis of all publicly available information relating to Philips Lighting and the offered shares. Such information has not been independently verified by the Joint Bookrunners.

The securities being offered have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”), or under any applicable securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in the United States unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements and in accordance with any applicable securities laws of any state or other jurisdiction of the United States. No public offering of the securities discussed herein is being made in the United States.

This press release is directed only at the following persons (all such persons together being “Relevant Persons”):

(A)	in member states of the European Economic Area (the “EEA”) to persons who are “qualified investors” within the meaning of Article 2(1)(e) of the EU Prospectus Directive (Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in the relevant member state of the EEA (the “Prospectus Directive)) and includes any relevant implementing measure in each relevant member state of the EEA) (the “Qualified Investors”);

(B)	in the United Kingdom, to Qualified Investors who are persons who (i) have professional experience in matters relating to investments and who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended); or (ii) who are high net worth entities falling within Article 49 of the Order 2005 (as amended); and

(C)	outside the EEA to other persons to whom it may otherwise lawfully be communicated.

If you are not a Relevant Person, you will not be eligible to participate in the offering, and you should not act upon, or rely on, this press release.

Statements included in this press release that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward looking statements. These statements are only predictions and are not guarantees. Actual events or the results of Royal Philips’ operations could differ materially from those expressed or implied in the forward looking statements. Forward looking statements are typically identified by the use of terms such as “may”, “will”, “should”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “believe”, “continue”, “predict”, “potential” or the negative of such terms and other comparable terminology. The forward looking statements are based upon Royal Philips’ current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond Royal Philips’ control. Although Royal Philips believes that the expectations reflected in such forward looking statements are based on reasonable assumptions, Royal Philips’ actual results and performance could differ materially from those set forth in the forward looking statements.

The Joint Bookrunners, each of which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority and N M Rothschild & Sons Limited (“Rothschild”) which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, are acting exclusively for Royal Philips and no-one else in connection with the Offering. They will not regard any other person as their respective clients in relation to the Offering and will not be responsible to anyone other than Royal Philips for providing the protections afforded to their respective clients, nor for providing advice in relation to the Offering, the contents of this press release or any transaction, arrangement or other matter referred to herein.

In connection with the Offering of the shares, each of the Joint Bookrunners and any of their affiliates may take up a portion of the shares in the Offering as a principal position and in that capacity may retain, purchase, sell, offer to sell for their own accounts such shares and other securities of Philips Lighting or related investments in connection with the Offering or otherwise. In addition each of the Joint Bookrunners and any of their affiliates may enter into financing arrangements (including swaps or contracts for differences) with investors in connection with which the Joint Bookrunners and any of their affiliates may from time to time acquire, hold or dispose of shares. The Joint Bookrunners do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

None of the Joint Bookrunners, Rothschild or any of their respective directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of the information in this press release (or whether any information has been omitted from the press release) or any other information relating to Royal Philips or Philips Lighting, or any of their subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this press release or its contents or otherwise arising in connection therewith.